[Letterhead of Innovative Designs, Inc.]

January 9, 2010

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Innovative Designs, Inc
Commission File Number 000-51791
Amended Forms 10-KSB/A-1 and 10-QSB/A

Dear Madam or Sir:

On behalf of Innovative Designs, Inc. (the “Company”), I enclose for filing an amended annual report on Form 10-K for the fiscal year ended October 31, 2008, (the “Amended 10-K/A-1”) and an amended quarterly report on Form 10-Q for the quarter ended July 31, 2009, (the Amended Form 10-Q/A”) (collectively the “Amended Reports”).

The Amended Reports are being filed in response to comments contained in a letter from the staff dated December 31, 2009, (the “Comment Letter”).  For the connivance of the staff a marked copy of the Amended reports is also included. Our response to the staff’s comments is set forth below.  Our responses correspond to the numbered comments in the Comment Letter.  Unless otherwise indicated, all of the comments have been complied with.

Comment 1.

The comment has been complied with by expanding the disclosure in the MD&A Section beginning on page 19 by stating that as the SBA loan and the Redevelopment loan were for specific disaster relief these sources are no longer available.  We have also stated that the Enterprise Bank line of credit was shut off as a result of our bankruptcy proceeding.  The disclosure has also been expanded to state that if we are unable to continue to rely on the current channels of funding, our operations will be severely effected as we will not be able to fund purchase orders to our suppliers.

Comment 2.

The comment has been complied with by including, beginning on page 25, disclosure as to which of our directors are independent and to disclose information on nomination and compensation committees or in our case the lack thereof.

U. S. Securities and Exchange Commission
January 9, 2010
Page Two

Comment 3.

The comment has been complied with by disclosing in Item 11 beginning on page 26 that while the Company has no standard or other arrangement involving director’s compensation, in December 2007, the outside directors were awarded a one time payment of 25,000 shares each of restricted common stock.

Comment 4.

The comment has been complied with by amending the disclosure on page 29 to fully describe the advances from Mr. Koloccouris.  A new exhibit, Exhibit 10.10 has been included which is a copy of the $40,000 advance.

Comment 5.

The comment has been complied with by including as new Exhibits 10.11 and 10.12 the agreements with Messrs. Nelson and Mass.

Comment 6.

The comment has been complied with by including in the notes to the financial statement the necessary disclosures required by FASB ASC 718-10.50.  We confirm that in future filings we will address this disclosure requirement.

Comment 7.

The comment has been complied with by having the independent accountants correct the date in Exhibit 23 – Consent of Independent Registered Public Accounting Firm to January 27, 2009.

Comment 8.

The comment has been complied with by amending the reference to the Rules in the Certification contained in the Form 10-Q for the Quarter ended July 31, 2009.  We confirm that in future filings we will address this issue.

I trust that the responses are in compliance with the Comment Letter.  If you have any question regarding the above, please contact me.

Very Truly Yours,

/s/ Joseph Riccelli
Joseph Riccelli, Chief Executive Officer

Enclosures